News Release
TSX:RMX | NYSE-MKT:RBY
November 13, 2012

Rubicon Minerals Provides Operational and Drilling Update for F2 Gold System, Phoenix Gold Project, Red Lake, Ontario

Current shaft depth 552 metres, mill building foundations being poured
Drilling includes 767.0 g/t gold over 1.0 metre, 278.4 g/t gold over 1.0 metre, and 24.1 g/t gold over 2.3 metres and extends gold system to depth over a mile below surface

Rubicon Minerals Corporation (TSX:RMX | NYSE-MKT:RBY) (“Rubicon”) is pleased to provide an update of project activities conducted at its 100%-owned F2 Gold System, Phoenix Gold Project, located in the heart of the prolific Red Lake gold district.

Optimization Update

Rubicon is nearing completion of its optimization studies and currently expects to provide an update in Q4, 2012.  The purpose of these studies is to evaluate different mining scenarios with a goal to optimizing the economic outputs in its existing PEA1.

Operational Update

Following the successful completion of the 2012 underground infill drilling program, Rubicon is now in full shaft sinking mode.  The shaft bottom is now at 552 metres (1810 feet) below surface, having advanced 186 metres since July 2012.  As outlined in the news release dated July 16, 2012 Rubicon continues to evaluate the cost/benefit of extending the shaft to approximately 1000 metres.

The mill building foundation is progressing well (50% completed) and the steel erection is planned to start in November 2012.  Delivery of long lead items remains on schedule for Q3, 2013 and selection of the processing equipment is progressing on schedule.

Drilling Update
As announced in the July 16, 2012 news release, having completed its 2012 infill underground drill program, Rubicon elected to focus underground activities on shaft sinking and mill construction.  Drilling of select targets from surface continued. Results are summarized below (see also Figures 1 and 2 and Table 1, below).

High-Grade intercepts from near Surface Drilling

Barge-based drilling is designed to test the near surface extensions of the currently documented F2 Gold System.  New drill holes in the northern portion of the current system, at elevations between 300 and 550 metres below surface include: 24.1 g/t gold over 2.3 metres (0.70 oz/ton gold over 7.5 feet)

PR12-13 For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

in hole F2-2012-20, 767.0 g/t gold over 1.0 metres (22.37 oz/ton gold over 3.3 feet), and 33.6 g/t gold over 1.0 metres (0.98 oz/ton gold over 3.3 feet) in hole F2-2012-18, 278.4 g/t gold over 1.0 metre (8.12 oz/ton gold over 3.3 feet) in F2-2012-22A and 56.7 g/t gold over 1.0 metre (1.65 oz/ton gold over 3.3 feet) in F2-2012-29.  Drilling to the south at elevations between 30 and 200 metres below surface has extended the gold-bearing sequence in this area with the best intercept to date of 28.3 g/t gold over 0.5 metres (0.83 oz/ton gold over 1.6 feet) in hole F2-2012-16

Sub 1200 m drilling demonstrates continuity of the F2 System at depth below the existing resource

Several intercepts were returned from two (2) recently completed deep holes in this area.  F2-100A-W5 intersected several zones between vertical depths of 1035 and 1185 metres below surface including: 18.2 g/t gold over 0.8 metres (0.53 oz/ton gold over 2.6 feet), 13.7 g/t gold over 2.0 metres (0.40 oz/ton gold over 6.6 feet), and 12.3 g/t gold over 2.0 metres (0.36 oz/ton gold over 6.6 feet).  A second hole, F2-2012-09B-W1, tested well below the current resource limits and intersected several zones including 14.3 g/t gold over 1.5 metres (0.42 oz/ton gold over 4.9 feet) and 19.4 g/t gold over 0.7 metres (0.57 oz/ton gold over 2.3 feet) at depths of 1556 and 1650 metres below surface respectively, which represent the deepest recorded gold-bearing intercepts to date on the F2 Gold System.

“We are pleased with the latest results which, when combined with previously released infill drilling results, supports our decision to focus our underground efforts on accelerating the shaft sinking without interruption and temporarily halting the underground drilling. Excellent progress has been made in the shaft and mill construction.

As part of our ongoing optimization of the PEA1, we are currently evaluating the cost/benefit of extending the shaft beyond its current target depth of 610 metres. Deep drilling has confirmed the continuity of the F2 Zone more than a mile below surface. A deeper shaft could provide us with an excellent opportunity to develop exploration platforms to further drill test deeper targets including the sub 1,200 metre target area.” stated Mike Lalonde, President and COO.

About Rubicon Minerals Corporation

Rubicon Minerals Corporation is an exploration and development company, focused on exploring and developing high margin gold deposits in politically safe jurisdictions such as its high-grade gold discovery at its Phoenix Gold Project in Red Lake, Ontario.  Rubicon is well funded and its flagship Phoenix Gold Project is fully permitted to potential production.  In addition, Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district which hosts Goldcorp's high-grade, world class Red Lake Mine.  Rubicon’s shares are listed on the NYSE.MKT (RBY) and the TSX (RMX) Exchanges. Rubicon’s shares are included in the S&P/TSX Composite Index and Van Eck’s Junior Gold Miners ETF.

RUBICON MINERALS CORPORATION
"Mike Lalonde"
President and COO

PR12-13 For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

1The PEA is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.  The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.  The quantity and grade of reported inferred resources referred to in the PEA are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource category.  The PEA is a technical report under NI 43-101, was prepared by AMC Mining Consultants with metallurgical and processing contributions from Soutex, and has an effective date of August 8, 2011.

Figure 1:  F2 Gold System Plan Map

Drill holes with the prefix ‘F2’ were drilled from surface.  Assays reported are not capped unless otherwise stated within the text. Reported lengths are core lengths; more drilling is required to determine true widths.  Reported results are highlights from the ongoing drilling program on the F2 Gold System.  A complete listing of results to date for the F2 Gold System is available at www.rubiconminerals.com.

PR12-13 For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Figure 2:  Results on Composite Long Section Looking Northwest and 9X Target Outlines

SW
NE
Mine Shaft
0 m
Lake Surface
-150 m
-350 m
-550 m
-750 m
-950 m
-1150 m
-1350 m
-1550 m
-1750 m
3
1
4
5
2
6
8
7
9
F2-2012-27 6.4 / 4.9 incl 18.4 / 1.0
F2-2012-16 28.3 / 0.5
F2-2012-22A 7.6 / 2.0
F2-2012-29 56.7 / 1.0
F2-2012-18 33.6 / 1.0
F2-2012-20 24.1 / 2.3
F2-2012-20 9.6 / 3.9
F2-2012-22A 278.4 / 1.0
F2-2012-18 8.4 / 2.0
F2-2012-18 767.0 / 1.0
F2-100A-W5 6.9 / 4.0 incl 12.3 / 2.0
F2-2012-10-W7 6.2 / 3.0
F2-100A-W5 6.9 / 5.0 incl 13.7 / 2.0
F2-100A-W5 6.4 / 4.0 incl 18.2 / 0.8
F2-2012-10-W7 56.1 / 1.0
F2-2012-09B-W1 14.3 / 1.5 incl 39.2 / 0.5
F2-2012-09B-W1 9.0 / 1.7 incl 19.4 / 0.7
F2-2012-09B-W1 8.7 / 1.2
Gold Assay Results
New Results
Between 5-15 g/t Au
Between 15-30 g/t Au
Greater than 30 g/t Au
Previous Results
Between 5-15 g/t Au
Between 15-30 g/t Au
Greater than 30 g/t Au
Delineation Drilling
F2-63
14.2 / 1.0
Hole ID
Au (g/t) / Metre
0
100
200
Metres

Drill holes with the prefix ‘F2’ were drilled from surface.  Assays reported are not capped unless otherwise stated within the text. Reported lengths are core lengths; more drilling is required to determine true widths.  Reported results are highlights from the ongoing drilling program on the F2 Gold System.  A complete listing of results to date for the F2 Gold System is available at www.rubiconminerals.com.

PR12-13 For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Table 1:  Newly Released Assay Highlight Results

Hole	Elevation	Gold (g/t)	Width (m)	Gold (oz/ton)	Width (ft)	9X Target Area	Zone
F2-2012-09B-W1	1556	14.3	1.5	0.42	4.9	S of 8	Sub 1,200 m
incl.	1555	39.2	0.5	1.14	1.6	S of 8	Sub 1200 m
	1649	9.0	1.7	0.26	5.6	S of 8	Sub 1200 m
incl.	1650	19.4	0.7	0.57	2.3	S of 8	Sub 1200 m
	1670	8.7	1.2	0.25	3.9	S of 8	Sub 1200 m
F2-2012-10-W7	1144	6.2	3.0	0.18	9.8	5
	1261	56.1	1.0	1.64	3.3	8	Sub 1200 m
F2-2012-16	187	28.3	0.5	0.83	1.6	S of 3
F2-2012-18	302	33.6	1.0	0.98	3.3	4	WLB2
	512	8.4	2.0	0.25	6.6	4	WLB2
	545	767.0	1.0	22.37	3.3	4	WLB2
F2-100A-W5	1035	6.9	4.0	0.20	13.1	5	100	A
incl.	1036	12.3	2.0	0.36	6.6	5	100	A
	1168	6.9	5.0	0.20	16.4	8	100	A
incl.	1167	13.7	2.0	0.40	6.6	8	100	A
	1185	6.4	4.0	0.19	13.1	8	100	A
incl.	1184	18.2	0.8	0.53	2.6	8	100	A
F2-2012-20	464	24.1	2.3	0.70	7.5	4
	476	9.6	3.9	0.28	12.8	4
F2-2012-22A	306	7.6	2.0	0.22	6.6	4
	479	278.4	1.0	8.12	3.3	4
F2-2012-27	82	6.4	4.9	0.19	16.1	S of 3
incl.	80	18.4	1	0.54	3.3	S of 3
F2-2012-29	310	56.7	1	1.65	3.3	4

Drill holes with the prefix 'F2' were drilled from surface.  Assays reported are not capped unless otherwise stated within the text.  Reported lengths are core lengths; more drilling is required to determine true widths.  Reported results are highlights from the ongoing drilling program on the F2 Gold System. A complete listing of results to date for the F2 Gold System is available at www.rubiconminerals.com..

PR12-13 For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Table 2:  Assay Highlight Results from Sub-1200 metre Target Area

Hole	Elevation	Gold (g/t)	Width (m)	Gold (oz/ton)	Width (ft)	9X Target Area	Zone
F2-2012-09B-W1	1503	6.5	2	0.19	6.6	S of 8	Sub 1200 m
F2-2012-09B-W1	1556	14.3	1.5	0.42	4.9	S of 8	Sub 1200 m
incl.	1555	39.2	0.5	1.14	1.6	S of 8	Sub 1200 m
F2-2012-09B-W1	1649	9	1.7	0.26	5.6	S of 8	Sub 1200 m
incl.	1650	19.4	0.7	0.57	2.3	S of 8	Sub 1200 m
F2-2012-09B-W1	1670	8.7	1.2	0.25	3.9	S of 8	Sub 1200 m
F2-2012-10-W7	1261	56.1	1	1.64	3.3	8	Sub 1200 m
F2-2011-04B	1511	25.6	0.5	0.75	1.6	S of 8	Sub 1200 m
F2-2012-03-W2	1545	10.7	1.1	0.31	3.6	8	Sub 1200 m
F2-64-W1	1349	80.7	0.7	2.35	2.3	7	Sub 1200 m
F2-64-W1	1384	6.3	3.9	0.18	12.8	7	Sub 1200 m
incl.	1384	20.1	0.9	0.59	3	7	Sub 1200 m
F2-64W2	1323	16.8	3.4	0.49	11	7	Sub 1200 m
incl.	1322	29.6	0.7	0.86	2.3	7	Sub 1200 m
or incl.	1324	54.1	0.5	1.58	1.6	7	Sub 1200 m
F2-64W2	1328	11.2	1.5	0.33	4.9	7	Sub 1200 m
incl.	1329	29.1	0.5	0.85	1.6	7	Sub 1200 m
F2-100A	1275	15.1	1	0.44	3.3	8	Sub 1200 m
incl.	1279	16.6	1	0.48	3.3	8	Sub 1200 m
F2-100A	1320	754.2	0.5	22	1.6	8	Sub 1200 m
F2-100A	1453	13.3	1.4	0.39	4.6	8	Sub 1200 m
F2-100A-W1	1327	6.4	3	0.19	9.8	8	Sub 1200 m
F2-100A-W2	1280	35	1	1.02	3.3	8	Sub 1200 m
F2-108	1246	152.9	0.5	4.46	1.6	S of 8	Sub 1200 m
F2-108-W1	1286	2287.1	0.6	66.71	2.1	S of 8	Sub 1200 m
305-06	1398	10.9	9	0.32	29.5	8	Sub 1200 m
incl.	1396	18.6	4.5	0.54	14.8	8	Sub 1200 m
incl.	1394	104.7	0.5	3.05	1.6	8	Sub 1200 m
122-73	1280	227.5	0.5	6.64	1.6	8	Sub 1200 m

Drill holes with the prefix '305'and '122' were drilled from underground.  Drill holes with the prefix 'F2' were drilled from surface.   Assays reported are not capped unless otherwise stated within the text. Reported lengths are core lengths; more drilling is required to determine true widths.  Reported results are highlights from the ongoing drilling program on the F2 Gold System.  Results in italics are from the December 7, 2011, March 29, 2012, May 14, 2012, July 16, 2012 press releases. A complete listing of results to date for the F2 Gold System is available at www.rubiconminerals.com.

PR12-13 For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Assaying and Qualified Person

Assays were conducted on sawn NQ and HQ-sized half core sections. Unless stated, reported intercept widths are core lengths. Further drilling is required in such cases before the true widths of reported intercepts can be determined. The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core. Assays were conducted by SGS Minerals Services using standard fire assay on a 50 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red Lake. Standards, blanks and check assays were included at regular intervals in each sample batch. Check assays on 5% of samples are carried out at a third party independent laboratory. Gold standards were prepared by CDN Resource Laboratories Ltd. Phoenix Gold Project exploration, drill work programs and all data forming the basis of this news release were supervised and verified by Matthew Wunder, B.Sc., P.Geo., and Vice President Exploration for Rubicon and a Qualified Person as defined by NI 43-101. Phoenix Gold Project site operations are conducted under the supervision of Claude Bouchard, P.Eng., and Vice President Operations for Rubicon  and a Qualified Person as defined by NI 43-101.

Forward Looking Statements

This news release contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and "forward looking information" within the meaning of applicable Canadian provincial securities legislation (collectively, "forward-looking statements"). Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting" and "intend" and statements that an event or result "may", "will", "would", "should", "could", or "might" occur or be achieved and other similar expressions.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable.  The material assumptions upon which such forward-looking statements are based include, among others:  that the demand for gold and base metal deposits will develop as anticipated; that the price of gold will remain at levels that will render the Phoenix Gold Project economic; that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions; that Rubicon will meet its estimated timeline for the development of the Phoenix Gold Project; that Rubicon will continue to have the ability to attract and retain skilled staff; that the mineral resource estimate as disclosed in the PEA will be realized; and that there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the PEA.  Rubicon makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements in this news release include, but are not limited to statements regarding the optimization of the PEA and management’s belief that the deep drilling results has added further confidence to the observed continuity of both geology and mineralized zones at depth below the existing resource estimate.  Significant additional drilling is required at F2 to fully understand system size and the economic implications of same.

PR12-13 For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rubicon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others: future prices of gold and other metals; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays and other risks related to joint venture operations; timing and receipt of regulatory approvals of operations; the ability of Rubicon and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; and delays in the completion of development or construction activities. Other factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions.

It is important to note that the information provided in this news release is preliminary in nature. There is no certainty that a potential mine will be realized. A mine production decision that is made without a bankable feasibility study carries additional potential risks which include, but are not limited to, the inclusion of inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mine design and mining schedules, metallurgical flow sheets and process plant designs may require additional detailed work to ensure satisfactory operational conditions.

Although management of Rubicon has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Forward-looking statements contained herein are made as of the date of this news release and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

PR12-13 For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.